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                               CONSENT OF EXPERTS

We hereby consent to the reliance in this Annual Report on Form 40-F of Kinross Gold Corporation ("Kinross") on our report dated May 5, 2003 which Kinross used, or directly quoted from, in preparing summaries, including ore reserve and mineral estimates, in the Annual Report of the La Coipa Mine.


AMEC E&C Services Limited


By: Maryse Belanger
   ---------------------------------
             [Name of Signatory]

Title: P. GEO

Date: May 14                        , 2003
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